SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

China Petroleum & Chemical Corporation A6, Huixindong Street, Chaoyang District Beijing, 100029 People's Republic of China Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

This Form 6-K consists of :

An announcement of domestic corporate bond issue on February 6, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

DOMESTIC CORPORATE BOND ISSUE

Sinopec Corp. has already obtained an undertaking of listing from the Shanghai Stock Exchange and intends to list the Bonds on the Shanghai Stock Exchange, subject to the formal approvals of the relevant authorities in charge. Sinopec Corp. had announced the proposed Bond Issue on 22 August 2003, and the Bond Issue had been approved by the shareholders of Sinopec Corp., including holders of H shares and holders of domestic shares, at the extraordinary general meeting held on 15 October 2003. Sinopec Corp. has also received the approval dated 16 January 2004 from the NDRC in relation to the Bond Issue.

Sinopec Corp. intends to use the proceeds from the Bond Issue to fund the construction of pipelines for imported crude oil in Ningbo-Shanghai-Nanjing and refined oil products in the southwestern region of the PRC, as well as projects for the improvement of the adjustment technology for the structure of synthetic resin products and the adjustment technology for raw materials of chemical fertilizers (three technology improvement projects using coal in replacement of naphtha for chemical fertilizers in the Balin region of Hunan, Hubei and Jinlin of the PRC).

Further announcement shall be made by Sinopec Corp. after the coupon rate of the Bonds has been fixed.

Reference is made to the announcement dated 29 January 2004 of China Petroleum & Chemical Corporation (“Sinopec Corp.”) and the approval dated 16 January 2004 from the National Development and Reform Commission (“NDRC”) in relation to the proposed issue of RMB3.5 billion of corporate bonds (the “Bonds”) of Sinopec Corp. to citizens holding identity cards (soldiers holding valid proof of identity) of the People’s Republic of China (the “PRC”) as well as PRC legal and non-legal persons (save for those who are prohibited by PRC laws or regulations from subscription) (the “Bond Issue”).

Sinopec Corp. has already obtained an undertaking of listing from the Shanghai Stock Exchange and intends to list the Bonds on the Shanghai Stock Exchange, subject to the formal approvals of the relevant authorities in charge. Sinopec Corp. had announced the proposed Bond Issue on 22 August 2003, and the Bond Issue had been approved by the shareholders of Sinopec Corp., including holders of H shares and holders of domestic shares, at the extraordinary general meeting held on 15 October 2003. Sinopec Corp. has also received the approval dated 16 January 2004 from the NDRC in relation to the Bond Issue.

DETAILS OF THE BOND ISSUE The key arrangements for the Bond Issue are as follows:

1.	Name of the Bonds:	2004 Corporate Bonds of China Petroleum & Chemical Corporation

2.	Total issuing amount:	RMB3.5 billion

2.	Total issuing amount:	RMB3.5 billion

3.	Bond maturity:	10 years

4.	Coupon rate:	The Bonds shall adopt fixed rate. As agreed between Sinopec Corp. and the lead manager, the range of the interest rate for the subscription of the Bonds is 4.55% to 4.61%. Sinopec Corp. and the lead manager will negotiate and determine the final coupon rate based on book building etc. and in accordance with the relevant regulations in the PRC. The interests on the Bonds shall be calculated yearly on a simple basis rather than on a compound basis, and no extra interests shall be payable on interests which have not been claimed by the investors within the time period

5.	Issue price:	According to the par value of the bonds

6.	Unit of subscription:	The Bonds shall be subscribed at multiples of RMB1,000 and not less than RMB1,000

7.	Form of bonds:	The Bonds will be booked under the real names of the investors. The Bonds subscribed by the investors shall be deposited in the first class depository accounts opened with China Government Securities Depository Trust & Clearing Co., Ltd. or the second class depository accounts opened with the second class depositories of the Bonds. After completion of the Bond Issue, the subscribers may transfer, pledge and report loss of the Bonds in accordance with the rules and regulations of the relevant administrative authorities

8.	Repayment of interests and principal:	The interests will be paid annually. The principal will be repaid on a lump sum basis upon maturity of the Bonds together with the last instalment of interets

9.	Credit rating:	The credit rating of the Bonds is AAA based on the overall assessment conducted by China Lianhe Credit Rating Co., Ltd.

10.	Guarantor:	China Petrochemical Corporation (being the controlling shareholder of Sinopec Corp.), which has received RMB3.5 million from Sinopec Corp. as the consideration for providing an unconditional and irrevocable joint liability guarantee to the holders of the Bonds for the Bond Issue. The guarantee has been obtained by Sinopec Corp. from China Petrochemical Corporation on normal commercial terms and in the ordinary and usual course of business of Sinopec Corp.

11.	Scope of issuance and target subscribers:	The Bonds shall be offered to the public at the offering sites set up by the underwriters as well as the operating sites set up in Beijing and Shanghai. Citizens holding identity cards (soldiers holding valid proof of identity) of the PRC and PRC legal and non-legal persons are eligible for subscription (save for those who are prohibited by PRC laws or regulations from subscription)

12.	Lead depository:	China Government Securities Depository Trust & Clearing Co., Ltd.

13.	Second class depositories:	All the underwriters of the Bond Issue

14.	Underwriters:	(i)	Lead manager: China International Capital Corporation Limited

:	(ii)	Co-lead managers: Guotai Junan Securities Co., Ltd. , BOC International (China) Limited , China Southern Securities Co., Ltd.

:	(iii)	Co-managers: Sinopec Finance Co., Ltd. , China Development Bank , Shenyin & Wanguo Securities Co., Ltd. , China Eagle Securities Co., Ltd. , Great Wall Securities Co., Ltd. , Hua An Securities Co., Ltd. , Tianyi Securities Co., Ltd. , Guosen Securities Co., Ltd. , New China Trust & Investment Co. Ltd. , Tiantong Securities Co., Ltd. , China Merchants Securities Co., Ltd. , Guolian Securities Co., Ltd. , Northeast Securities Co., Ltd. , Northern Securities Co., Ltd. , China Euro Securities Co., Ltd. , Capital-Bridge Securities Co., Ltd. , Century Securities Co., Ltd.

15.	Note about tax:	According to the relevant laws and regulations of the PRC on taxation, the income tax payable on the interests of the Bonds shall be borne by the relevant investors

16.	Listing of bonds:	Sinopec Corp. has already obtained an undertaking of listing from the Shanghai Stock Exchange. The Bonds shall be listed on the Shanghai Stock Exchange as soon as possible upon the expiry of the period for subscription and after obtaining the approvals of the relevant authorities in charge

Further announcement shall be made by Sinopec Corp. after the coupon rate of the Bonds has been fixed.

USE OF PROCEEDS

It is expected that the proceeds arising from the Bond Issue will amount to RMB3.5 billion. Sinopec Corp. presently intends to apply the proceeds to fund the construction of pipelines for imported crude oil in Ningbo-Shanghai-Nanjing (“Ningbo-Shanghai-Nanjing Pipeline Project”) and refined oil products in the southwestern region of the PRC (“Southwestern Pipeline Project”), as well as projects for the improvement of the adjustment technology for the structure of synthetic resin products (“Synthetic Resin Project”) and the adjustment technology for raw materials of chemical fertilizers (“Chemical Fertilizers Projects”) (three technology improvement projects using coal in replacement of naphtha for chemical fertilizers in the Balin region of Hunan, Hubei and Jinlin of the PRC).

The Ningbo-Shanghai-Nanjing Pipeline Project

The length of the crude oil import pipeline from Ningbo to Shanghai and Nanjing shall be approximately 680 kilometres. The length of the parallel crude oil pipelines between the stop-over oil storage in Zhenhai and the crude oil storage in Baishawan shall be approximately 98 kilometres. The length of the crude oil pipeline between the crude oil pier in Aoshan, Zhoushan and the stop-over crude oil storage in Zhenhai, Ningbo shall be approximately 87 kilometers.

The total investment of the Ningbo-Shanghai-Nanjing Pipeline Project shall be approximately RMB3.871 billion (including approximately USD193,220,000), of which approximately RMB0.65 billion shall be raised by the Bond Issue. The feasibility study for this project was approved by the NDRC (previously known as the State Development Planning Commission) pursuant to the approval documents nos. Jichanye [2002] 2824 and Jichanye [2003] 251.

The Southwestern Pipeline Project

The total length of the pipelines of the Southwestern Pipeline Project shall be approximately 1,691 kilometers, including the Maoming-Liuzhou-Guiyang-Kunming main-line and the Litang-Nanning sub-line. The internal pre-tax return rate of this project shall be approximately 12.0%.

The total investment of the Southwestern Pipeline Project shall be approximately RMB3.54 billion (including approximately USD28,860,000), of which approximately RMB0.6 billion shall be raised by the Bond Issue. The feasibility study for this project was approved by the NDRC pursuant to the approval document no. Fagaigongye [2003] 497.

The Synthetic Resin Project

The fission devices of this project shall increase the annual production of ethylene by approximately 270,000 tonnes. The polyethylene devices shall increase the annual production of ethylene performance compound by approximately 40,000 tonnes. The polypropylene devices shall increase the annual production of propylene performance compound by approximately 40,000 tonnes. The styrene devices shall increase the annual production of styrene by approximately 140,000 tonnes. The vinyl chloride devices shall increase the annual production of single unit vinyl chloride by approximately 376,000 tonnes. The polyvinyl chloride devices shall increase the annual production of polyvinyl chloride resin performance compound by approximately 370,000 tonnes. Supporting facilities shall be constructed to improve the caustic soda devices. The internal after-tax return rate of this project shall be approximately 14.03%.

The total investment of the Synthetic Resin Project shall be approximately RMB4.667 billion (including approximately USD170,690,000), of which approximately RMB1.4 billion shall be raised by the Bond Issue. The feasibility study of this project was approved by the original State Economic and Trade Commission (the “SETC”) pursuant to the approval document no. Guojingmaotouzi [2002] 141.

The Chemical Fertilizers Projects

(a)	Project at Balin: After completion of the project construction, the production of synthetic ammonia shall amount to approximately 435,600 tonnes per year, of which approximately 60,000 tonnes shall be provided to the CPL devices. Approximately 152,000,000 cubic meters of hydrogen per year, being a secondary product, shall also be provided to the CPL devices. The internal after-tax return rate of this project shall be approximately 11.55%.

The total investment of this project shall be approximately RMB1.659 billion (including approximately USD69,590,000), of which approximately RMB0.3 billion shall be raised by the Bond Issue. The feasibility study of this project was approved by the SETC pursuant to the approval documents no. Guojingmaotouzi [2001] 465.

(b)	Project at Hubei: After completion of the project construction, the production of synthetic ammonia shall amount to approximately 330,000 tonnes per year and the production of urea shall amount to approximately 570,000 tonnes per year. The construction of supporting facilities for methanol devices shall result in the production of approximately 200,000 tonnes of methanal per year. Approximately 23,000 tonnes of sulphur per year shall also be produced as a secondary product. Among the above, the internal after-tax return rates of the coal gasification portion on the one hand, and the purification and methanol portion on the other hand, shall be approximately 15.31% and 12.81% respectively.

The total investment of this project shall be approximately RMB1.573 billion (including approximately USD59,660,000), of which approximately RMB0.3 billion shall be raised by the Bond Issue. The feasibility study of this project was approved by the SETC pursuant to the approval documents no. Guojingmaotouzi [2001] 162.

(c)	Project at Jinlin: It is proposed that this project shall adopt the Texco slurry distention gasification technology and the domestic NHD desulphurisation and decarbonation technology to improve the construction of three coal gasification furnace and purification devices. The resulting annual production of each of synthetic ammonia and urea shall be approximately 390,000 tonnes and approximately 680,000 tonnes respectively. The internal after-tax return rate of this project shall be approximately 15.29%.

The total investment of the Balin Project shall be approximately RMB0.978 billion (including approximately USD29,950,000), of which approximately RMB0.25 billion shall be raised by the Bond Issue. The feasibility study of this project was approved by the SETC pursuant to the approval documents no. Guojingmaotouzi [2001] 161.

The balance of the total investment of the above projects will be partly funded by bank borrowings and partly from internal resources of Sinopec Corp.

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, PRC, 6 February 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: February 6, 2004